December 9, 2014

Chief

Office of Information Technology

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E. Washington D.C. 20549

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3
Filed November 21, 2014
File No. 333-198832

Dear Madam/Sir,

This letter is submitted on behalf of Star Bulk Carriers Corp. (the “Company”) in response to the oral comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received on December 9, 2014, with respect to the Company’s Registration Statement on Form F-3 filed on November 21, 2014 (the “Original Filing”).

As indicated by the Staff, the filing codes for certain of the registrants in the Original Filing refer to an earlier registration statement of the Company. We have revised these filing codes in the filing today of an updated Registration Statement on Form F-3 (the “Amended Filing”). With the exception of the updated filing codes, the Amended Filing is identical to the Original Filing. We hereby request that you (i) remove the Original Filing from the Commission’s Electronic Data Gathering, Analysis and Retrieval system and (ii) conform the filing time and date of the Amended Filing to those of the Original Filing.

If you should have any questions about this letter, please call me at 1-212-373-3052.

Very truly yours,

/s/ Lawrence G. Wee

Lawrence G. Wee